Exhibit 4.15

LICENSE AGREEMENT

This LICENSE AGREEMENT (“Agreement”) is entered into this 12th day of May 2004, by and :between Webzen Inc., a corporation duly organized and existing under the laws of Republic of Korea (“Korea”) and having its principle office at 6F, Daelim Acrotel, 467-6, Dogok-Dong, Kangnam-Gu, Seoul 135-971, Korea (“WEBZEN” or “Licensor”), and Mobius Online Games Inc., a corporation organized and existing under the laws of Philippines having its principal office at 8F, Net One Center, 26th Street cor. 3rd Avenue, Crescent Park West, Taguig City, Philippines 1634 (“MOBIUS” or “Licensee”). WEBZEN and MOBIUS are hereinafter referred individually as “Party” and collectively as the “Parties”.

WITNESSETH

WHEREAS, WEBZEN has developed and currently markets certain commercial 3D online game under the name “MU”.

WHEREAS, MOBIUS is a corporation that engages in sales, distribution and online game operation of games; and

WHEREAS, WEBZEN wishes to license to MOBIUS and MOBIUS wishes to license from WEBZEN the online game “MU” in accordance with the terms any. conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and cover ants contained herein, the Parties hereby agree as follows:

1.	Definitions

1.1	“Commercial Services” shall mean the operation of the Software in the Territory by Licensee for fee.

1.2	“Confidential Information” shall have the meaning ascribed in clause 11 below.

1.3	“Deliverable” shall mean such deliverables, as is required to be delivered to Licensee by Licensor in relation to the Software in executable version.

1.4	“Derivative Works” shall mean: (i) for material subject to copyright, registered or unregistered design protection, any work which is based or one or more pre-existing works of the Software, such as revision, modification improvement, upgrades, translation, abridgment, condensation, expansion, collection, compilation or any other form in which such pre-existing works may be recast, transformed or adapted; and

(ii) for material subject to trade secret protection, any new material, information or data relating to and derived from the Software, including new material which may be protected by copyright, patent or other proprietary right, and, with respect to each of the above, the preparation and/or use of which, in the absence of this Agreement or other authorization from the owner, would constitute infringement under applicable law.

1.5	“Documentation” shall mean guides, instruction manuals and of other documents, whether in written or machine-readable form updated and issued by Licensor from time to time for Licensee’s use of the Software.

1.6	“Effective Date” shall mean the date of payment of the initial installment of the contract fee as set forth in clause 4.1 (a)(i) below.

1.7	“Execution Date” shall mean the date this Agreement is entered into by and between the Parties, through authorized signing hereof.

1.8	“Gross Sales Revenue” shall mean the amount of sales revenue from sales of the Commercial Services that are acquired by Licensee from the date of commencement of Commercial Services, where it shall mean the amount of the actual retail price and multiplied by the number of sales made before the deduction of relevant value added taxes (“VAT”) (i.e. actual retail price x number of sales = Gross Sales Revenue)

1.9	“Installation Fee” shall mean the fee to be paid by Licensee to Licensor in consideration for the initial training and technical assistance provided under this Agreement for installation and localization of the Software during the Installation Period.

1.10	“Installation Period” shall mean the period of initial training and technical assistance under this Agreement for installation and localization of the Software from the Effective Date up to the commencement date of the open beta test of the Software.

1.11	“Intellectual Property Right” shall mean all intellectual property rights worldwide arising under statutory or common law, and whether or not perfected, including without limitation all: (i) patents, patent applications and patent rights; (ii) rights associated with works of authorship including copyrights, copyright applications, copyright registrations, mask work rights, mask work applications, mask work registrations; (iii) rights relating to the trademarks, service marks, designs, utility models; (iv) rights relating to the protection of trade secrets and confidential information; (v) any other proprietary rights relating to intangible property, such as any good-will acquired or generated; and (vi) divisions,

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continuations, renewals, re-issues and extensions of the foregoing (as and to the extent possible) now existing, hereafter filed, issued or acquired.

1.12	“Localized Versions” shall have the meaning ascribed in clause 2.1 below.

1.13	“Software” shall mean the “MU” (in executable version only), the first commercial 3D online game in Korea, including all programs, algorithms, techniques, processes, methods, know-how and other information comprised therein and the Documentation.

1.14	“Term” shall have the meaning ascribed in clause 12.1 below.

1.15	“Territory” shall mean the Philippines, the U.S. Territory of Guam and the Commonwealth of the Northern Mariana Islands.

1.16	“USD” shall mean United States Dollars.

2.	Grant of License

2.1	Subject to the terms and conditions contained herein, Licensor grants to Licensee an exclusive and non-transferable license to use Software within the Territory during the period from the Effective Date to the termination or expiration of this Agreement for the following purposes:

(a) to translate the Software into English versions and to generate such English versions of the Software (the “Localized Versions”) for marketing and operation within the Territory (subject further to clause 2.3);

(b) to market and operate the Localized Versions within the Territory, which the computer servers for each of the Localized Versions shall be located;

(c) to provide the online game operation to customers for open beta tests and for Commercial Services;

(d) to further develop the Software and the Localized Versions, including generation of the Derivative Works; and

(e) to support the customers located within the Territory.

2.2	Licensor grants to Licensee an exclusive and nontransferable license to use and modify the Documentation within the Territory during the period from the Effective Date to the termination or expiration of this Agreement for the purposes stated in clause 2.1.

2.3	Licensor grants to Licensee an exclusive royalty-free license to utilize the trademark owned by Licensor in relation to the Software within the Territory during the period from the Effective Date to the termination or expiration of this Agreement for the purposes stated in clause 2.1.
Licensee shall include such trademark along with a notice that Licensee is the authorized licensee regarding the Software on all Software, Derivative Works and Promotional Items Licensee provides, markets or operates in the Territory. Licensee shall not use any other mark, unless specifically approved by Licensor, to represent the Software in anyway.

2.4	Licensee shall not use the Software and other materials provided hereunder, as well as any Intellectual Property Right associated thereof, in any manner or for any purpose not expressly permitted under this Agreement, including but not limited to commercial or pecuniary use thereof, and Licensee shall not distribute, dispose of, disclose or otherwise transfer the Software, in whole or in part, in any medium, to any person or entity without Licensor’s express written consent.

2.5	Licensee shall not have the right to sublicense the rights granted to it hereunder.

3.	Delivery

Promptly upon Effective Date of this Agreement, Licensor shall deliver the Deliverable and initial Documentation to Licensee. The receipt of such Deliverable and initial Documentation by the Licensee shall be confirmed by the notice of confirmation to be sent by the Licensee to Licensor. Notwithstanding such notice of confirmation, the Deliverable and initial Documentation shall be deemed to have been delivered on the seventh (7th) business day after the date of posting (if sent by prepaid post) in accordance with clause 14.2 paragraph (b) below.

4.	Consideration

4.1	The Licensor shall grant the license specified in clause 2 above under this Agreement for the following considerations:

(a) The amount of USD 300,000 shall be paid to Licensor as the non-refundable Installation Fee in following terms: (i) the first half of the Installation Fee in the amount of USD 150,000 shall be paid to Licensor within thirty (30) days from the Execution Date of this Agreement; and (ii) the second half of the Installation Fee in the amount of USD 150,000 shall be paid to Licensor within seven (7) days from the commencement date of open beta test of the Software.

	(b)	Running royalty shall be 25 % of the net revenue after the deduction of VAT from the Gross Sales Revenue generated from the Commercial Services (i.e. (Gross Sales Revenue — VAT) x 25% = running royalty), which shall be paid to Licensor in accordance with the paragraph (e) below.

	(c)	Sales revenue from the Commercial Services shall meet the minimum guarantee amount of at least USD 1,000,000 for the first six (6) months from the date Commercial Services begin, and such guarantee shall increase by USD 300,000 quarterly thereafter during the initial two-year Term (the “Minimum Guarantee”). If Licensee fails to meet the Minimum Guarantee in sales revenue in two (2) consecutive quarters, then the license grated hereunder shall automatically become a non-exclusive license and Licensor may simultaneously grant the license of the Software to any third party that it wishes.

	(d)	If Licensee fails to meet the Minimum Guarantee, for more than one (1) year, such failure shall be construed as a breach of material term and Licensor may terminate this Agreement in accordance with clause 12.2 below.

	(e)	The running royalty, as set forth in the paragraph (b) above, shall be paid to Licensor monthly, on the fifteenth (15th) day from the last day of each month through wire-transfer to the bank that Licensor designates for such payments.

	(f)	In case of delay in payment, a penalty of 3% of the due amount per quarter shall be accrued and added to the due amount from the due date to the payment date. Such delay in payment shall not exceed thirty (30) days.

	(g)	After the delay of payment for more than thirty (30) days, such delay shall constitute a breach of material term and Licensor may terminate this Agreement in accordance with clause 12.2 below.

4.2	Licensee shall pay all taxes imposed by any governmental authority or agency by reason of the transactions contemplated by this Agreement provided that Licensee shall not be responsible for the payment of any taxes imposed upon the income of Licensor. If any tax or amount in respect of tax must be withheld or deducted from any sums payable to Licensor, then Licensee shall withhold or deduct the tax amounts from the sums payable and pay such tax amounts to the relevant tax authorities. The Licensee shall pay to Licensor the amounts available after such withholding and deduction is made, which shall be in full satisfaction of its payment liability due at the time of the payment. Licensee shall use its best efforts to obtain any exemptions from taxes, including submittal of appropriate documents, available under the relevant laws and Licensor agrees that Licensee fulfilled its obligations with respect to the relevant exempt taxes by providing Licensor with a valid tax exemption certificate.

4.3	Licensee shall maintain regular complete, clear, accurate records of the sales reports and market reports regarding the Licensee’s use of the Software and other activities under this Agreement every quarter. Licensor shall have the right to have an inspection and audit of all the relevant accounting and sales books and records of Licensee conducted by an independent third party to examine such books and records of Licensee in order to verify the compliance at least once every year. Any such audit shall be upon reasonable written notice and shall be conducted during normal business hours and Licensor will bear the cost of such audit.
However, if any such audit should disclose any underreporting of payments due, Licensee shall promptly pay Licensor such discrepant amounts, including applicable delay penalty. If the underreporting exceeds 5% of the amount due for any applicable calendar quarter, Licensee shall bear the cost of such audit.

4.4	All payments shall be made in the currency of the United States Dollars.

5.	Title and Ownership

5.1	Title to and ownership of the Software and all Intellectual Property Rights embodied or incorporated therein or any part thereof shall at all times remain exclusively with Licensor at all times.

5.2	In case Licensee has acquired any Intellectual Property Rights in the Software or Documentation without specific written consent of Licensor, including but not limited to Licensor’s trademarks or to signs or marks similar to the Licensor’s trademarks, Licensee shall transfer to Licensor all such rights related to such Intellectual Property Rights and shall cancel any registration for Licensee relating to such Intellectual Property Rights immediately upon request of Licensor, without any compensation. Licensee shall immediately notify Licensor of any third party infringement or potential infringement that Licensee knows or should know about, and shall take immediate reasonable action to stop or to lessen incurrence of such infringement and to protect the Intellectual Property Rights of Licensor.

6.	Derivative Works and Rights of Promotion

6.1	All Derivative Works created or invented based on the Software or any Intellectual Property Rights embodied or incorporated in such Derivative

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Works or any part thereof, shall be exclusively owned by Licensor at all times

6.2	Licensor hereby grants to Licensee an exclusive and non-transferable right to use the items, including graphics, music, characters, booklets, etc. to be provided by Licensor, at Licensor’s sole discretion, for the marketing and promoting efforts of the Software (the “Promotional Materials”) in the Territory under the terms and conditions as follows:

	(a)	Licensor will provide and grant the right to use the Promotional Materials, for marketing and promoting purposes only, to the extent deemed necessary and approved by Licensor to enable Licensee to promote the Software;

	(b)	The right to use the Promotional Materials will be limited to the adoption and development of the items to be used solely for the purpose of marketing and promoting of the Software, including but not limited to the development of posters, pictures, booklets, t-shirts, soundtracks, theme music, character products, and mobile based products etc. (the “Promotional Items”), as specifically approved by Licensor;

	(c)	Licensee will take due care and exercise its best efforts in all marketing and promoting activities of the Software, including the use of the Promotional Items, mobile marketing in the form of Java games, sms/mns applications and other mobile based promotions (the “Promotion Efforts”). All Promotion Efforts of Licensee will require prior written approval from Licensor before their commencement;

	(d)	Licensee may enter into an agreement related to Promotion Efforts with a third party (magazines, medium on internet, ISP or ASP etc.) in order to activate business hereunder in the Territory with prior consultation with and approval from Licensor; and

	(e)	Any and all remaining Promotional Materials supplied hereunder and the copies thereof shall be promptly returned to Licensor in the event: (i) the Parties agree that the Agreement is not to be entered into between the Parties; or (ii) Licensor requests for their return for any reason whatsoever. The disposal of the Promotional Items, at the time the Agreement is not to be entered into, will be separately agreed between the Parties.

6.3	Title to and ownership of the Software and all Intellectual Property Rights embodied or incorporated in Promotional Materials or any part thereof, will at all times remain with Licensor, provided, however, that any

Promotional Items and/or programs (including internet homepage) produced by Licensee for the promotion of the Software will have joint ownership between the Parties, where the specific details thereof will be separately agreed by the Parties.

6.4	In the events where the Promotional Materials and/or the Promotional Items become products that could yield profits, the license for such Promotional Materials and/or the Promotional Items will be separately agreed and granted with the prior written agreement by and between Licensor and Licensee, specifying the terms and conditions thereof, including the term of the license fee payment and the profit sharing ratio etc.

7.	Training and Technical Assistance

7.1	Licensor shall permit Licensee’s suitably qualified employees to visit Licensor’s premises for the purpose of receiving training in the technique and process used by Licensor for the Software. Such training shall be provided for the Installation Fee without any additional charge during the Installation Period, and after the Installation Period, the training fee as to be agreed by the Parties shall be charged. The first of such training shall take place as soon as practicable upon execution of this Agreement. Thereafter, Licensor shall provide Licensee with additional training at the reasonable request of Licensee.

7.2	From time to time during the Term of this Agreement, at the reasonable request of Licensee, Licensor shall provide technical services to Licensee to assist the latter in the use of the Software, by telephone or e-mail, in writing, or by any other means agreed between the Parties, or, if reasonably required, by a visit to Licensee’s premises.

7.3	In the event Licensee’s employees should visit Licensor’s premises under clause 7.1, Licensee shall bear the entire cost of salaries, fringe benefits, traveling, accommodation and other expenses of its employees who so visit Licensor’s premises.

7.4	Any charge regarding technical assistance provided by Licensor under clause 7.2 during the Installation Period shall be provided for the Installation Fee without any additional charge. Any technical assistance provided after the Installation Period shall be subject to Licensee’s payment of reasonable man-hour charges incurred by Licensor in relation to the provision of such technical assistance, for the amount of which shall be agreed to by the Parties in advance of each occurrence of technical assistance. Further in the event Licensor’s employees shall visit Licensee’s premises under clause 7.2, Licensee shall: (i) reimburse Licensor the entire cost of traveling, accommodation and other reasonable expenses incurred by Licensor’s employees; and (ii) provide Licensor all necessary assistance to obtain any visa, work permit, or other approval required for entering into and working in the country of Licensee’s premises by Licensor’s employees.

7.5	In relation to the dispatch of its employees to the premises of the other Party under this clause 7, each Party shall:

(a) ensure that its employees comply with all security, health and safety and other regulations which apply to or are in force at those premises; and

(b) indemnify the other Party against any damage to the property of the other Party for any personal injury to any individual which is caused by the negligent act or omission of any of its employees at the other Party’s premises.

8.	Development and Other Services by Licensor

From time to time during the Term of this Agreement, Licensee may request Licensor to implement and develop for Licensee certain feature and/or functionality in relation to the Localized Versions and the licenses granted hereunder. In such event, Licensor shall perform the requested implementation and development subject to Licensee’s payment of reasonable expenses incurred by Licensor as shall be mutually agreed to. Any software, program, process, method, technique, material, information or data arising out of such implementation or development shall be deemed Derivative Works created or invented by Licensor in accordance with clause 6 above.

9.	Warranty

9.1	Licensor warrants to Licensee that:

(a) the Software has been originally developed by or for Licensor and Licensor is entitled to grant the licenses granted hereunder;

(b) the Software will in all material respects comply with Licensor’s specifications made known to Licensee current at the date of provision to Licensee; and

(c)	to the best of its knowledge, the Software does not infringe upon any third party’s Intellectual Property Rights and that it has not been notified of nor does it currently anticipate the possibility of such infringement.

9.2	Notwithstanding the foregoing, Licensor shall have no liability for consequences of any changes to the Software made otherwise than by Licensee, and Licensor shall have no obligation to correct, maintain or update any part of the Software which has been the subject of any such change.

9.3	Except as specifically provided hereunder, all Confidential Information, Deliverable, Derivative Works, Software, Documentation and Promotional Materials are provided “as is” and without no other warranty of any kind. Licensor expressly disclaims any and all other warranties, express or implied, including any implied warranties of merchantability, and fitness or a particular purpose, whether arising in law, custom, conduct, or otherwise. Licensee agrees that it will make no warranty, express or implied, on behalf of Licensor.

9.4	In no event shall Licensor be liable for any indirect, special, incidental, or consequential damages of any kind including loss of profits and loss of use, arising under this Agreement, even if the Licensor has been advised of the possibility of such damages. In no event will any amounts payable by Licensor exceed, in the aggregate, the total amount of payments actually received by Licensor from Licensee under this Agreement.

10.	Indemnity

Licensor shall indemnify, hold harmless, and at Licensee’s request, defend Licensee and its directors, officers, employees, agents and independent contractors from and against any loss, damage, liability, cost and expenses (including court costs and reasonable fees of attorneys and other professionals) arising out of or resulting from any third party claim that the Software infringes upon Intellectual Property Rights of any third party; provided that Licensee shall: (i) promptly notify Licensor in writing of such claim or action and assist Licensor to answer the charges of infringement and defend such claim or action; and (ii) provide Licensor with information and assistance to enable Licensor to defend such claim or action; or (iii) only upon specific request of Licensor answer the charges of infringement and defend such claim or action; provided further that Licensee shall not settle such claim or action without the prior written consent of Licensor.

11.	Confidentiality

11.1	Licensor and Licensee acknowledge that in the course of performing this Agreement, each of them will obtain information from the other Party that is confidential and proprietary in nature, including without limitation trade secrets, know-how, inventions, data, techniques, processes, programs, designs, data, Software and Documentation (the “Confidential

Information”). Each Party shall at all times, both during the Term and for three (3) years after termination of this Agreement, maintain in strict confidence all Confidential Information and not disclose such to any third party without prior written consent of the other Party.

11.2	The obligation of confidentiality under clause 11.1 shall not apply to certain Confidential Information if:

	(a)	it was in the public domain at the time of disclosure by a Party;

	(b)	it became known to the receiving Party from a source other than the disclosing Party without breach of this Agreement;

	(c)	it was independently developed by the receiving Party; or

	(d)	disclosure is required under applicable-law, regulation or court decision or order.

12.	Term and Termination

12.1	Term

This Agreement shall become effective as of the Execution Date hereof and continue in full force and effect for two (2) years after the commencement date of the Commercial Services, unless terminated in accordance with the provisions of clause 12.2 below (the “Term”). The agreement may be renewed for another two (2) years Term subject to the satisfactory performance of Licensee hereunder as determined by Licensor during the Term of this Agreement and at Licensor’s discretion.

12.2	Each Party shall have the right to terminate this Agreement by giving a written notice to the other Party in the following circumstances:

	(a)	when the other Party breaches any material term of this Agreement, and such breach is not cured within thirty (30) days of written notice thereof from the non-breaching Party;

	(b)	when the other Party becomes bankrupt or is the subject of proceedings for liquidation or dissolution, or ceases to carry on business, or becomes unable to pay its debts as they become due;

	(c)	when a majority ownership interest of the other Party has been sold, assigned or otherwise transferred to a third party which is in competition with the Party; or

	(c)	if the conditions or consequences of Force Majeure (as defined below) conditions prevails for a period in excess of six (6) months with the result of major impairment to the performance by the other Party of its obligations hereunder, and the Parties have been unable to find an equitable solution thereof.

12.3	Consequences of Termination

	(a)	Upon termination of this Agreement, all licenses and other rights granted hereunder shall automatically terminate and the Parties shall be released from all obligations and liabilities occurring or arising after the date of such termination.

	(b)	Upon termination of this Agreement, Licensee shall promptly return all materials in Licensee’s possession, including but not limited to Confidential Information, Deliverable, Software, Documentation, Promotional Materials, to Licensor. Any such material in Licensee’s possession reasonably not available for return shall be disposed of immediately with evidence thereof provided to Licensor. In any event, Licensee shall cease all use of such materials in any manner whatsoever from the date of termination hereof.

	(c)	In the event of termination of this Agreement, all outstanding royalty or other payments due shall be calculated up to the date of termination and shall be immediately due and payable to Licensor.

	(d)	The termination of this Agreement shall not affect any obligations of a Party to the other prior to termination, and such obligation of payment along with the provisions of clauses 5, 6, 9, 10, 11, 12.3, and 13 shall survive any termination of this Agreement.

	(e)	Termination of this Agreement for breach by a Party of any material term hereof shall be without prejudice to the non-breaching Party’s right to pursue all available remedies at law or in equity.

13.	Governing Law and Dispute Resolution

13.1	The validity, interpretation and performance of this Agreement, shall be governed by the laws of Republic of Korea.

13.2	Any dispute, which cannot be resolved by amicable consultation within reasonable time, shall be finally settled by arbitration to be conducted in accordance with the then effective Rules of Conciliation and Arbitration of the International Chamber of Commerce (the “ICC”). The arbitration proceeding shall take place in Singapore and be conducted in the English language. The arbitral award shall be final and binding on the Parties and may be enforced by any court having competent jurisdiction over any of the Parties hereto. Notwithstanding the foregoing, any Party may seek from a court of law injunctive relief pending the rendition of the arbitral award.

14.	Miscellaneous Provisions

14.1	Force Majeure

Subject to the provisions of paragraph (d) of clause 12.2 neither Party shall be liable to the other Party for failure or delay in the performance of any of its obligations under this Agreement for the time and to the extent such failure or delay is caused by conditions of riot, civil commotion, hostilities between nations, law, governmental order or regulation, embargo, action by a government or any agency thereof, Act of God, storm, fire, war, accident, strike, sabotage, explosion or other similar contingencies which are beyond the reasonable control of such Party (the “Force Majeure”).

14.2	Notices and Deliverable

	(a)	All notices, consents, approvals or other formal communications required of the Parties hereto by this Agreement shall be in writing. All such communications shall be delivered by hand or by facsimile transmission or prepaid post, addressed to the other Party at the following address or at such other address as has been not filed by a Party. Such communications shall be deemed to have been delivered at the time of delivery (if delivered by hand), at the time of transmission (if served by facsimile) or on the seventh business day after the date of posting (if served by prepaid post).

To Licensor

		Address:	6F, Daelim Acrotel, 467-6, Dogok-Dong, Kangnam-Gu, Seoul 135-971, Korea
		Attention:	Yooshin, Park
		Facsimile:	82-2-2057-2568

To Licensee

		Address:	8F, Net One Center, 26th Street cor. 3rd Avenue, Crescent Park West Taguig City, Philippines 1634

		Attention:	Scott K. Countryman
		Facsimile:	63.2.811.7409

	(b)	Deliverables and Documentation as well as any other items or materials required to be sent between the Parties hereunder shall be delivered by hand or by facsimile transmission or by electronic transmission or prepaid post, addressed to the other Party at the above address or at such other address as has been notified by a Party; and shall be deemed to have been delivered at the time of notice of receipt by the receiving Party or at the time of delivery (if delivered by hand), at the time of transmission (if served by facsimile or by electronic means) or on the seventh business day after the date of posting (if sent by prepaid post).

14.3	Assignment

Neither this Agreement nor any right or obligation hereunder shall be assignable in whole or in part, except as provided hereunder, whether by operation of law or otherwise, by either Party without the prior written consent of the other Party.

14.4	Modification and Amendment

No modification, change or amendment of this Agreement shall be binding upon the Parties hereto except by mutual express consent in writing of subsequent date signed by an authorized officer or representative of each of the Parties hereto.

14.5	Non-waiver

No waiver by any Party at any time of any breach of any of the terms and conditions of this Agreement shall be interpreted as any waiver of any other or subsequent breach, whether of the same or of any other terms and conditions of this Agreement.

14.6	Entire Agreement

All of the agreements and understandings between the Parties with reference to the subject matter of this Agreement are embodied herein, and this Agreement supersedes all prior agreements and understandings between them with reference to such subject matter.

14.7	Severability

If any provision hereof is found invalid or unenforceable under applicable laws, the remainder of this Agreement shall nevertheless remain valid and enforceable according to its terms.

14.8	Successors and Assigns

This Agreement shall be binding upon, and inure to the benefit of, each Party and its successors and assigns; provided, however, that neither this Agreement nor any right or obligations hereunder shall be assignable or transferable by the Parties herein without a written consent of the other Party, and any assignment or delegation which is not consented to by the other Party shall be null, void, and without effect. Nothing contained in this Agreement, express or implied, shall be deemed to confer any right or remedy upon any Party against, or obligate any Party to, any person or entity other than the Parties hereto.

14.9	Language and Counterparts

This Agreement has been executed in two (2) copies, both with equal force and effect, in the English language.

14.10	Effectiveness of License

After the execution of this Agreement by and between the Licensor and Licensee, this Agreement shall be effective by and between the Licensor and Licensee.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives on the day and year first above written.

WEBZEN INC.		MOBIUS ONLINE GAMES INC.

/s/ Nam-Ju Kim		/s/ Scott Countryman

Name:	Nam-Ju Kim	Name:	Scott Countryman
Title:	CEO	Title:	CEO